MH Elite Portfolio of Funds, Inc.
                              220 Russell Aveune
                               Rahway, NJ 07065
                               1-800-318-7969
                               www.mhelite.com




                                  May 1, 2008





U.S. Securities and Exchange Commission
Division of Investment Management
Washington, D. C. 20549


RE:  	MH Elite Portfolio of Funds, Inc.
1933 Act Registration No. 333-50885
1940 Act File No. 811-08763
Amendment Withdrawal of an amendment to a registration statement


Ladies and Gentlemen:

MH Elite Portfolio of Funds, Inc. (the "Registrant") hereby requests, pursuant to Rule 477(a) under the Securities Act of 1933, that the Post-Effective Amendment number 13 under the Securities Act of 1933 and amendment number 14 of the Investment Company Act of 1940 filed in error on Form 485APOS with the U. S. Securities Exchange Commission on March 31, 2008 be withdrawn.

Post-Effective Amendment number 13 under the Securities Act of 1933 and amendment number 14 of the Investment Company Act of 1940 were filed with the U. S. Securities Exchange Commission in order to update the financial reports only and there were no other material
changes made with the filing on March 31, 2008.   MH Elite Portfolio
of Funds, Inc. (the "Registrant") hereby proposes to immediately file pursuant to Rule 485 (b) Post-Effective Amendment number 14 under the Securities Act of 1933 and amendment number 15 of the Investment Company Act of 1940 on Form 485BPOS.







						Sincerely,



						Jeff Holcombe
						Vice President